Filed by Wejo Group Limited

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Virtuoso Acquisition Corp.

SEC File No.: 001-39913

Date: May 28, 2021

STRICTLY CONFIDENTIAL INTERNAL USE ONLY – DO NOT FORWARD OR DISTRIBUTEToolkit for Sales and Customer-Facing TeamsDear Sales Team,You have heard from Richard Barlow today that Wejo has announced our intent to become a publicly traded company through a business combination agreement with Virtuoso Acquisition Corp., a special purpose acquisition company (SPAC). This is a momentous day for Wejo as we continue our journey, taking the business to even greater heights. To this day, we’ve remained true to our vision of using connected vehicle data for good to revolutionize the way we live, work and travel, and we’ve kept our focus on tackling issues that matter most to drivers, cities and people. Becoming a public company will enable Wejo to accelerate our growth and continue building the industry standard within the connected vehicle ecosystem. Access to public markets will provide Wejo with the capital needed to expand our marketplaces, reach more partners and customers and realize our vision of making mobility safer, smarter and more sustainable for all. Through the celebration, many of our customers will have questions, and you have the important responsibility of ensuring that our customers understand the significance of this occasion and why we are so excited about our future. This toolkit contains important talking points and answers to potential questions to aid you in conversations with your customers, so please read it carefully and become familiar with the key messages of the announcement. Lastly, though this is a milestone worth celebrating, please be mindful that there are certain details that we can and cannot share at this moment in time. We are all, myself included, restricted from sharing non-public information outside the company, and therefore we must all abide by company policies when posting anything to social media. For example, this very document is prohibited from forwarding outside the company. Please refer to our company policy on information sharing here.Thank you, and here’s to the next chapter for Wejo!#wejourneyRichard

STRICTLY CONFIDENTIAL INTERNAL USE ONLY – DO NOT FORWARD OR DISTRIBUTETABLE OF CONTENTS1. Email to Customers and Business Partners 2. Talking Points3. FAQ for Customers and Business PartnersEMAIL SENT TO CUSTOMERS AND BUSINESS PARTNERS Shortly after the announcement, our key customers and business partner contacts received the following email from Richard Barlow:Dear [name of customer or business partner]:You may have seen the news about Wejo today, but I wanted to reach out directly. I’m thrilled to share that Wejo has announced our intent to become a publicly traded company through a business combination agreement with Virtuoso Acquisition Corp., a special purpose acquisition company (SPAC). This is a momentous day for Wejo as we continue our journey, taking the business to even greater heights.To this day, Wejo has remained true to its vision of using connected vehicle data for good to revolutionize the way we live, work and travel, and we’ve focused on tackling issues that matter most to drivers, cities and people. I want to sincerely thank you for your support. Wejo owes its growth and success to our customers and business partners, and we look forward to continuing our relationship as Wejo becomes a public company.Becoming a public company will enable Wejo to accelerate our growth and continue building the industry standard within the connected vehicle ecosystem. Access to the public markets will allow us to significantly grow our market offerings and will provide Wejo with the capital needed to realize our vision of making mobility safer, smarter and more sustainable for all.Wejo’s public listing will take place upon close of the business combination, which is expected to occur during the second half of 2021 and after customary closing conditions are met and regulatory approvals are granted. In the meantime, operations will remain business as usual – though growing fast – and our partnership will not change. Wejo will eventually be listed on a US-based exchange, but our headquarters will remain in the UK while our operational footprint is expected to expand significantly.Thank you for your continued partnership, and we look forward to our next chapter together!#wejourneyRichard Barlow, Founder and CEO

STRICTLY CONFIDENTIAL INTERNAL USE ONLY – DO NOT FORWARD OR DISTRIBUTETALKING POINTS Please find below some talking points which you can use in your conversations with customers and business partners, if required.• Wejo has agreed to a business combination with Virtuoso Acquisition Corp. (NASDAQ: VOSO) which will result in Wejo becoming a publicly listed company upon transaction close, which is expected to occur during Q3 2021.• Going public will result in new capital and cash on Wejo’s balance sheet to fully fund our growth plans and strategic initiatives.• This growth capital more than funds our plan, including the following: o Acceleration of OEM onboarding to increase our data supply which will strengthen our ability to become the industry standard and unlock new applications. o Roll out of new products to generate demand in new marketplaces, build out infrastructure for SaaS offerings for Tier 1s and OEMs and transition from 3rd party cloud services to direct hosting through Wejo cloud. o Geographic expansion, including continued expansion in Europe, further build out of our footprint in North America as well as Rest of World.• Wejo will deliver more value to customers by building out our capabilities to inform a wide range of services such as real-time navigation, parking, congestion and emissions reduction, and infrastructure planning.• Wejo continues to build the industry standard in connected vehicle data, and our offering will become more powerful and insightful as our ecosystem grows.• OEMs and Tier 1s are increasingly looking for actionable data and insights to inform decision making and maximize efficiencies across their businesses, and as we grow, they are more incentivized to work closely with us, creating a symbiotic value loop that strengths our ecosystem and provides a more valuable offering for customers.

STRICTLY CONFIDENTIAL INTERNAL USE ONLY – DO NOT FORWARD OR DISTRIBUTEFAQ FOR CUSTOMERS AND BUSINESS PARTNERSWhat was announced today? • Wejo has announced our intent to become a publicly traded company through a business combination with Virtuoso Acquisition Corp. (NASDAQ: VOSO) • Virtuoso is a special purpose acquisition company (SPAC) • The business combination will result in Wejo becoming a publicly listed company in the US. • After accounting for changes in our balance sheet resulting from the transaction, also known as “pro forma basis”, our implied equity value is approximately $1.1 billion. • The transaction is expected to close in H2 2021, at which point Wejo will be a public company.How will this capital help Wejo and benefit customers? This growth capital will benefit customers and business partners in several ways:• We will accelerate onboarding of OEMs which will make our data richer, more standardized across the industry and therefore produce even more accurate and valuable insights. • We will roll out new products and services for customers across markets and in new marketplaces. • We will expand geographically across Europe, North America and Rest of World. • We will have the capacity for additive inorganic expansion to supplement our offerings.Will anything change in the Wejo / Customer relationship? • This capital will accelerate our growth plans and will not change existing relationships. • As we grow, our data set becomes richer and our product offering more robust, further improving the value proposition for customers.Who is currently participating in your Partner ecosystem and what does this mean for the richness of your data? • We currently engage 17 OEM and Tier 1 partners which gives us a supply of 10.7 live vehicles and a supply base of 50 million vehicles, and as we grow our data set only becomes richer and more valuable. • So far, we have collected 9.1+ trillion data points, and we’re currently collecting 14.6 billion data points per day from 66 million journeys per day. • By 2025 we expect to have 120+ million live vehicles off a supply base of 200 million vehicles.Who is Virtuoso? • Virtuoso is a like-minded investor that understands our vision. • Virtuoso is a Special Purpose Acquisition Company (“SPAC”) formed for the purpose of bringing a company public via a SPAC transaction process. • By way of going public via this SPAC transaction, Virtuoso and Wejo will merge upon its completion at which point in time Wejo will become a publically traded company. • Today Wejo formally announced this merger with Virtuoso and going forward from completion this will give Wejo the necessary capital to fund Wejo’s growth.Virtuoso is led by Chief Executive Officer Jeffrey D. Warshaw and Chief Financial Officer Michael O. Driscoll. Sam Hendel is a Director.

STRICTLY CONFIDENTIAL INTERNAL USE ONLY – DO NOT FORWARD OR DISTRIBUTE• Jeff and Mike are CEO, co-founder and CFO, co-founder, respectively, of Connoisseur Media and Sam is a co-founder of Dataminr, giving him deep expertise in the criticality of data and underscoring the excitement Virtuoso has for our company’s potential.What is Virtuoso’s role going forward? • Virtuoso’s role is to help bring Wejo public. • After our merger with Virtuoso closes and Wejo becomes a public company, Virtuoso will dissolve. • Day-to-day running of Wejo will continue as before the merger. There will be no management changes within Wejo. Richard Barlow and John Maxwell will remain CEO and CFO respectively.Does a US listing mean you are moving your headquarters to the US?• No, in fact we plan on expanding our operations in the UK in addition to building out our presence in the US, fueled by the growth capital from our public listing. • Our headquarters will remain in the UK. • We will be listed in the US as this transaction structure provides us the best path forward to obtain capital for our growth aspirations, but that is different than our headquarter location or our operational footprint.What sort of changes can I expect from Wejo? • As a fast-growing company, we’re used to rapidly changing environments, and going public is meant to accelerate our growth. • We are committed to transparency, and we will keep our customers up to date on relevant details and major milestones as we have information to share, but for right now nothing should change our day-to-day relationship and we remain focused on our customers.I have additional questions about the transaction • For more information, you can read more about the transaction in our press release. • If pressed for additional questions: We understand you may have additional questions as this is an exciting and dynamic time for Wejo. This announcement is fully focused on empowering our growth. These are all the details we’re able to share publicly at the moment, but we will continue to provide updates to our customers as we’re able, so stay tuned!Forward-Looking Statements.This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Virtuoso Acquisition Corp.’s (“Virtuoso”) and Wejo Limited’s, a private limited company incorporated under the laws of England and Wales with company number 08813730 (“Wejo”) actual results may differ from their expectations, estimates, and projections

STRICTLY CONFIDENTIAL INTERNAL USE ONLY – DO NOT FORWARD OR DISTRIBUTEand, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Virtuoso’s and Wejo’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction or waiver of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside Virtuoso’s and Wejo’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (i) the occurrence of any event, change, or other circumstances that could give rise to the termination of the Agreement and Plan of Merger (the “Merger Agreement”); (ii) the outcome of any legal proceedings that may be instituted against Virtuoso, Wejo Group Limited, a company incorporated under the laws of Bermuda (the “Company”) and/or Wejo following the announcement of the Merger Agreement and the transactions contemplated therein; (iii) the inability to complete the proposed business combination, including due to failure to obtain approval of the stockholders of Virtuoso, certain regulatory approvals, or the satisfaction of other conditions to closing in the Merger Agreement; (iv) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Merger Agreement or could otherwise cause the transaction to fail to close; (v) the impact of the COVID-19 pandemic on Wejo’s business and/or the ability of the parties to complete the proposed business combination; (vi) the inability to obtain or maintain the listing of the Company’s common shares on the Nasdaq Stock Market following the proposed business combination; (vii) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (viii) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of Wejo to grow and manage growth profitably, and retain its key employees; (ix) costs related to the proposed business combination; (x) changes in applicable laws or regulations; and (xi) the possibility that Wejo, Virtuoso or the Company may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in Virtuoso’s most recent filings with the SEC and will be contained on Form S-4 (the “Form S-4”), including the proxy statement/prospectus expected to be filed in connection with the proposed business combination. All subsequent written and oral forward-looking statements concerning Virtuoso, Wejo or the Company, the transactions described herein or other matters and attributable to Virtuoso, the Company or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of Virtuoso, Wejo and the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, except as required by law.No Offer or Solicitation.This communication is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Virtuoso, the Company or Wejo, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. Important Information About the Proposed Business Combination and Where to Find It.In connection with the proposed business combination, a registration statement on Form S-4 is expected to be filed by the Company with the SEC. The Form S-4 will include preliminary and definitive proxy statements to be

STRICTLY CONFIDENTIAL INTERNAL USE ONLY – DO NOT FORWARD OR DISTRIBUTEdistributed to holders of Virtuoso’s common stock in connection with Virtuoso’s solicitation for proxies for the vote by Virtuoso’s stockholders in connection with the proposed business combination and other matters as described in the Form S-4, as well as a prospectus of the Company relating to the offer of the securities to be issued in connection with the completion of the business combination. Virtuoso, Wejo and the Company urge investors, stockholders and other interested persons to read, when available, the Form S-4, including the proxy statement/prospectus incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed business combination, as these materials will contain important information about Wejo, Virtuoso, and the proposed business combination. Such persons can also read Virtuoso’s final prospectus dated January 21, 2021 (SEC File No. 333-251781), for a description of the security holdings of Virtuoso’s officers and directors and their respective interests as security holders in the consummation of the proposed business combination. After the Form S-4 has been filed and declared effective, the definitive proxy statement/prospectus will be mailed to Virtuoso’s stockholders as of a record date to be established for voting on the proposed business combination. Stockholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Virtuoso Acquisition Corp., 180 Post Road East, Westport, CT 06880, or (203) 227-1978. These documents, once available, can also be obtained, without charge, at the SEC’s web site (http://www.sec.gov). INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. Participants in the Solicitation.Virtuoso, Wejo, the Company and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Virtuoso’s stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Virtuoso’s directors and executive officers in Virtuoso’s final prospectus dated January 21, 2021 (SEC File No. 333-251781), which was filed with the SEC on January 26, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Virtuoso’s stockholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus for the proposed business combination when available. Information concerning the interests of Virtuoso’s and Wejo’s participants in the solicitation, which may, in some cases, be different than those of Virtuoso’s and Wejo’s equity holders generally, will be set forth in the proxy statement/prospectus relating to the proposed business combination when it becomes available.